UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RENTRAK CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

760174 10 2

(CUSIP Number)

WPP plc

27 Farm Street

London, United Kingdom W1J 5RJ

Telephone: +44(0) 20 7408 2204

Attention: Andrea Harris, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Curt Myers, Esq.

Davis & Gilbert LLP

1740 Broadway

New York, New York 10019

(212) 468-4800

February 10, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 760174 10 2

1	NAMES OF REPORTING PERSONS WPP LUXEMBOURG GAMMA THREE S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 3,037,889 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 3,037,889 (SEE ITEMS 2 AND 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,037,889 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (SEE ITEMS 2 AND 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 2 of 8 Pages

CUSIP No. 760174 10 2

1	NAMES OF REPORTING PERSONS WPP PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION JERSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 3,037,889 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 3,037,889 (SEE ITEMS 2 AND 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,037,889 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 8 Pages

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, par value $0.001 per share (the “Common Stock”), of Rentrak Corporation, an Oregon corporation (the “Company”). The address of the principal executive offices of the Company is 7700 NE Ambassador Place, Portland, Oregon 97220.

Item 2.	Identity and Background.

(a)-(c)	This Schedule 13D is being filed by WPP Luxembourg Gamma Three S.à r.l. a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg (“Lux Gamma Three”) and WPP plc, a corporation formed under the laws of Jersey. WPP plc indirectly holds 100% of the outstanding stock of Lux Gamma Three through a series of intervening holding companies. Lux Gamma Three and WPP plc are sometimes referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.”

Item 3.	Source and Amount of Funds and Other Consideration.

Between February 9, 2015, and February 11, 2015, Lux Gamma Three acquired an aggregate of 567,265 additional shares of the Company’s common stock in open market transactions effected through a broker-dealer. The consideration used by Lux Gamma Three to acquire the Company securities described above was Lux Gamma Three’s working capital.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities described in Item 3 above for investment purposes. Consistent with such investment purposes, the Reporting Persons may engage in communications with, without limitation, management of the Company, one or more members of the board of directors of the Company (the “Board”), other shareholders of the Company and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies

Page 4 of 8 Pages

and alternatives, and future plans of the Company, and such other matters as the Reporting Persons may deem relevant to their investment in the Company, which communications may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Persons intend to review their investment in the Company on an ongoing basis. Depending on various factors (including, without limitation, the Company’s financial position and strategic direction, actions taken by the Board, price levels of the relevant securities, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions), the Reporting Persons may take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments of or related to the Company or selling some or all of their beneficial holdings, engaging in hedging or similar transactions with respect to the securities of or relating to the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, Lux Gamma Three is deemed to beneficially own an aggregate of 3,037,889 shares of Common Stock (the “Shares”), representing approximately 20.0% of the Company’s outstanding Common Stock, based upon 15,204,978 shares of Common Stock outstanding as reflected in the Company’s Quarterly Report on Form 10-Q filed on February 5, 2015 for the quarter ended December 31, 2014. WPP plc indirectly owns 100% of Lux Gamma Three and therefore may be deemed to have beneficial ownership of the Shares. Lux Gamma Three disclaims beneficial ownership of the Shares.

(b)	Each of Lux Gamma Three and WPP plc may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Shares.

(c)	Information with respect to all transactions in the Company’s Common Stock that were effected by the Reporting Persons within the past 60 days are set forth in Annex A hereto, which is incorporated herein by reference.

Page 5 of 8 Pages

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement among the Reporting Persons, dated as of February 11, 2015.

Page 6 of 8 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2015

WPP LUXEMBOURG GAMMA THREE S.À R.L.

By:	/s/ Thierry Lenders
Name:	Thierry Lenders
Title:	Manager

By:	/s/ Emile van Popering
Name:	Emile van Popering
Title:	Manager

WPP PLC

By:	/w/ Paul Richardson
Name:	Paul Richardson
Title:	Group Finance Director

Page 7 of 8 Pages

Annex A

Trade Date (M/D/Y)	Transaction	Number of Shares of Common Stock	Price per Share*	Price Range*
02/09/2015	Purchase	32,109	$54.0981	$53.470	$54.460
02/09/2015	Purchase	87,387	$54.9733	$54.470	$55.460
02/09/2015	Purchase	8,699	$55.9867	$55.470	$56.190
02/10/2015	Purchase	80,742	$53.1724	$52.610	$53.580
02/10/2015	Purchase	76,653	$54.1519	$53.610	$54.600
02/10/2015	Purchase	36,675	$54.8642	$54.610	$55.480
02/11/2015	Purchase	1,448	$55.5239	$54.710	$55.680
02/11/2015	Purchase	20,593	$56.2885	$55.770	$56.700
02/11/2015	Purchase	17,459	$57.0743	$56.720	$57.585
02/11/2015	Purchase	67,900	$58.4404	$57.730	$58.700
02/11/2015	Purchase	93,808	$59.2903	$58.710	$59.700
02/11/2015	Purchase	43,792	$59.8428	$59.705	$60.000

*	The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple market transactions over a range of prices. The price per share reported represents the weighted average price (without regard to brokerage commissions and fees). The Reporting Persons undertake to provide the staff of the SEC, the Company or any stockholder of the Company upon request with the number of share executed by such Reporting Person at each separate price within the range.

Page 8 of 8 Pages